EDGAR CORRESPONDENCE

April 25, 2018
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Megan Miller

Re:	Davis New York Venture Fund, Inc. (40 Act File No.: 811-01701)
Davis Series, Inc. (40 Act File No.: 811-02679)

Dear Ms. Miller:
This letter is in response to comments you provided on March 6, 2018, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrants, as identified above. SEC comments are in bold, Registrants' responses immediately follow.
1.
We note that, as disclosed in Davis International Fund's N-CSR filed on December 29, 2017, related parties held 57% of shares outstanding as of October 31, 2017. Please include principal risk language addressing this issue.

The Fund has in place systems to identify any Fund where the Adviser and/or other related parties hold more than 20% of the outstanding shares. The Fund will include the following disclosure on the next update and such disclosure will be included for any Fund in the fund complex where a similar ownership size is present.
Related Party Ownership Risk. A large amount of the Fund's outstanding securities are owned by the Fund's Investment Adviser and/or parties related to the Investment Adviser. The investment activities of these shareholders could have a material impact on the Fund.
2.
We note that filings related to certain funds (e.g., Davis Global Fund, Davis International Fund, and Davis Opportunity Fund) include disclosure, by fund, of the "Net change in unrealized appreciation (depreciation) during the period … ." We note that this disclosure should be disclosed by asset class where applicable.

We confirm that future disclosures will be provided by asset class where applicable.
3.	Please confirm that Davis Funds will utilize the new form of N-CSR on future filings.
We confirm that all future filings will utilize the updated form N-CSR.
4.
In the Statement of Operations, we note that each of the funds incurred Directors' fees and expenses. Please confirm that no amounts were payable at the year-end, as such amounts would be required to be listed separately on the Statement of Assets and Liabilities.

We confirm that there were no accrued liabilities for Directors fees and/or expenses payable at the fiscal year-end for any of the Funds. All Directors' fees and expenses were accounted for during the fiscal year.
Davis New York Venture Fund, Inc. and Davis Series, Inc. (collectively the "Registrants") acknowledge that:
1.	The Registrants are responsible for the accuracy and adequacy of the disclosures in the Registrants' filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrants' filings or in response to staff comments on Registrants' filings.
Please call the undersigned at (520) 434-3778 with any comments or questions.
Respectfully,
/s/ Ryan Charles
     Ryan Charles

     Vice President and Secretary